AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON October 23, 2009

INVESTMENT COMPANY ACT FILE NO. 811-07359

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

HYPERION BROOKFIELD INCOME FUND, INC.

(Name of Issuer and Filing Person)

Shares of Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

JOHN J. FEENEY, JR, PRESIDENT

HYPERION BROOKFIELD INCOME FUND, INC.

THREE WORLD FINANCIAL CENTER

200 VESEY STREET, 10th FLOOR

NEW YORK, NY 10281-1010

1-800-497-3746

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

MICHAEL R. ROSELLA

PAUL, HASTINGS, JANOFSKY & WALKER LLP

PARK AVENUE TOWER

75 EAST 55TH STREET

NEW YORK, NY 10022

CALCULATION OF FILING FEE

Transaction Valuation: $12,000,000*	Amount of Filing Fee: $669.60**

*	Calculated as the aggregate maximum purchase price to be paid for (i) 17,800,000 shares in the offer, based upon the net asset value per share ($0.67421) on September 30, 2009.
**	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:

Form or Registration No.:                          Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Hyperion Brookfield Income Fund, Inc. (the “Fund”). The address of its principal offices is Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-1010, and its telephone number is 1-800-497-3746.

(b) The title of the securities being sought is shares of common stock, par value $.001 per share (a “Share” or the “Shares”, in singular and plural form respectively), of the Fund. As of October 21, 2009, there were approximately 57,760,861 Shares issued and outstanding.

(c) The Shares are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person.

The Fund is tendering for its own shares.

Item 4.	Terms of the Transaction.

(a)(1)(i)       The Fund is seeking tenders for 17,800,000 shares of its common stock (the “Offer”).

(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 2009 (the “Offer to Purchase”). Copies of the Offer to Purchase and the related Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(iii)	The Offer is scheduled to expire on November 20, 2009, unless extended.

(iv)	Not applicable.

(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

(ix)	Reference is hereby made to the cover page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)	Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2)	Not applicable.

(b)	No directors or officers of the Fund intend to tender Shares pursuant to the Offer. The Fund has been informed that Promark Global Advisors, which under the Employee Retirement Income Security Act of 1974, as amended, exercises discretionary control over the voting and disposition of 57,581,665.526 of the Fund’s 57,760,861 outstanding Shares, intends to tender some of its Shares pursuant to the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

None.

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made to Section 6 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(b) None.

(d) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The Fund does not own any treasury shares. The following executive officers and directors currently own shares:

John J. Feeney, Jr., President	52.088 shares
Michelle L. Russell-Dowe, Vice President	124.958 shares

(b) None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) None.

Item 10.	Financial Statements.

(a) The Fund’s financial statements for the fiscal years ended July 31, 2008 and July 31, 2009 have been audited by Briggs, Bunting & Dougherty LLP whose reports, along with the Fund’s financial statements, are included in the Fund’s 2008 Annual Report and 2009 Annual Report, respectively, which are incorporated herein by reference. The Fund’s unaudited semi-annual financial statements for the six months ended January 31, 2009 included in the Fund’s 2009 Semi-Annual Report also are incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a) None.

(b) The Offer to Purchase is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)(i) Offer to Purchase.

(ii) Form of Letter of Transmittal.

(iii) Letter to Stockholders.

(iv) Announcement.

    (2)-(4) Not applicable.

(a)(5)(i) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2008.*

    (ii) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2009.**

    (iii) Unaudited Semi-Annual Report of the Fund for the six months ended January 31, 2009.***

(iv) Consent of Briggs, Bunting & Dougherty LLP.

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended July 31, 2008 on form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on October 7, 2008.

**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended July 31, 2009 on form N-CSR as filed with the SEC on October 7, 2009.

***	Incorporated by reference to the Fund’s Semi-Annual Report for the six months ended January 31, 2008 on Form N-CSRS as filed with the SEC on April 9, 2009.

(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Brookfield Income Fund, Inc.

By:	/S/ JOHN J. FEENEY, JR.
John J. Feeney, Jr. President

October 23, 2009

EXHIBIT INDEX

Exhibit
(a)(1)	(i)	Offer to Purchase.

	(ii)	Form of Letter of Transmittal.

	(iii)	Letter to Stockholders.

	(iv)	Announcement.

(a)(5)	(iv)	Consent of Briggs, Bunting & Dougherty LLP.